UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.1)*

IRIDIUM COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Syndicated Communications Venture Partners IV, L.P.
Syndicated Communications, Inc.
WJM Partners IV, LLC
Herbert Wilkins, Sr.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
 301-608-3203

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
Syndicated Communications Venture Partners IV, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	4,030,855
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	4,030,855

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,030,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

5.7% (2)

14.	Type of Reporting Person (See Instructions):

PN

(1)  This Schedule 13D amendment is filed by Syndicated Communications Venture Partners IV, L.P. (“Syncom IV”), Syndicated Communications, Inc. (“SCI”), WJM Partners IV, LLC (“WJM Partners”) and Herbert Wilkins, Sr. WJM Partners is the general partner of Syncom IV.  Mr. Wilkins has a controlling interest in SCI.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,247,701 shares of Iridium Communications Inc.’s (the “Issuer’s”) common stock, par value $0.001 per share (the “Common Stock”) outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

Cusip No. 46269C102

1.	Names of Reporting Persons.
WJM Partners IV, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	4,030,855
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	4,030,855

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

4,030,855
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

5.7% (2)

14.	Type of Reporting Person (See Instructions):

PN

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,247,701 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

Cusip No.  46269C102

1.	Names of Reporting Persons.
Syndicated Communications, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):

WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

Delaware
Number of	7.	Sole Voting Power:	5,280,580
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	5,280,580

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,280,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

7.5% (2)

14.	Type of Reporting Person (See Instructions):

CO

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,247,701 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

Cusip No. 46269C102

1.	Names of Reporting Persons.
Herbert Wilkins, Sr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ (1)

3. SEC Use Only

4. Source of Funds (See Instructions):
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

☐

6. Citizenship or Place of Organization:

United States
Number of	7.	Sole Voting Power:	5,280,580
Shares Beneficially
Owned by	8.	Shared Voting Power:	0
Each Reporting
Person With	9.	Sole Dispositive Power:	5,280,580

	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,280,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

☐

13.	Percent of Class Represented by Amount in Row (11):

7.5% (2)

14.	Type of Reporting Person (See Instructions):

IN

(1)  This Schedule 13D amendment is filed by Syncom IV, SCI, WJM Partners and Mr. Wilkins. WJM Partners is the general partner of Syncom IV.  Syncom IV, SCI, WJM Partners and Mr. Wilkins expressly disclaim status as a group for purposes of this Schedule 13D amendment.

(2) This percentage is calculated based upon 70,247,701 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

Explanatory Note:

The following constitutes Amendment No. 1 to the Schedule 13D previously filed by the undersigned with the Securities and Exchange Commission on October 9, 2009 (the “Schedule 13D/A”).  The Schedule 13D/A is being filed to amend and restate information previously reported and to clarify the current holdings of Syndicated Communications Venture Partners IV, L.P., Syndicated Communications, Inc., WJM Partners IV, LLC and Herbert Wilkins, Sr.

Item 1. Security and Issuer.

(a) The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.001 per share (“Common Stock”) of Iridium Communications Inc., a Delaware corporation (the “Issuer”).

(b) The principal executive office of the Issuer is located at 1750 Tysons Boulevard, Suite 1400, McLean, VA 22102.

Item 2. Identity and Background.

(a) The persons and entities filing this Schedule 13D/A are Syndicated Communications Venture Partners IV, L.P. (“Syncom IV”), Syndicated Communications, Inc. (“SCI”), WJM Partners IV, LLC (“WJM Partners”) and Herbert Wilkins, Sr. (collectively, with Syncom IV, SCI and WJM Partners, the “Reporting Persons”).

(b) The business address of Syncom IV and WJM Partners is 8515 Georgia Avenue, Suite 725, Silver Spring, MD 20910. The business address of SCI and Mr. Wilkins is 10420 Little Patuxent Parkway, Suite 495, Columbia, MD 21044.

(c) The principal business of each of the Reporting Persons is making private equity and venture fund investments in early-stage and emerging growth portfolio companies.

(d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule 1 hereto (the “Listed Persons”) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person or Listed Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wilkins is a United States citizen.  Syncom IV is a Delaware limited partnership, SCI is a Delaware corporation and WJM Partners is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Syncom IV, SCI and WJM Partners required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (i.e., the Listed Persons) and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

Syncom IV indirectly owned Series A units of Iridium Holdings LLC (“Holdings”) through Syncom-Iridium Holdings Corporation (“Syncom-Iridum”), an entity formed to hold the Series A units of Holdings on behalf of Syncom IV.  In connection with the Issuer’s acquisition of Holdings on September 29, 2009 (the “Acquistion”), the Issuer purchased Syncom-Iridium from Syncom IV in exchange for  4,030,855 shares of Common Stock (the “Syncom IV Shares”) and a cash payment of $10,555,095. Also in connection with the Acquisition, SCI received 5,280,580 shares of Common Stock (the “SCI Shares” and, together with the Syncom IV Shares, the “Syncom Shares”) and a cash payment of $22,947,728 in exchange for all Series A units of Holdings previously owned by SCI. The acquisition of Syncom-Iridium from Syncom IV and the acquisition of the Series A units of Holdings from SCI was made pursuant to that certain Transaction Agreement by and among the Issuer, Holdings and the holders of Holdings’ membership units, dated as of September 22, 2008, as amended on April 28, 2009 (the “Transaction Agreement”).

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer reported on this Schedule 13D/A in the ordinary course of business because they believed such securities represented an attractive investment in connection with the Issuer’s acquisition of Holdings. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions. Under the Transaction Agreement, the Issuer agreed to take all necessary action to have appointed as directors, to serve in such positions effective immediately after the closing of the Acquisition, certain individuals, including Terry L. Jones, a co-managing member of the general partner of Syncom IV (WJM Partners) and a director of SCI, and J. Darrel Barros, the president of SCI. Messrs. Jones and Barros became directors of the Issuer immediately after the closing of the Acquisition. Other than as described above in this Item 4, the Reporting Persons do not, nor to the knowledge of the Reporting  Persons do the Listed Persons, have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following information with respect to the beneficial ownership of the Common Stock is provided as of the date of this filing:

Reporting Persons and Listed Persons	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (%)(1)
Syncom IV	4,030,855	0	4,030,855	0	4,030,855	5.7
WJM Partners(2)	4,030,855	0	4,030,855	0	4,030,855	5.7
SCI	5,280,580	0	5,280,580	0	5,280,580	7.5
Herbert Wilkins, Sr. (3)	5,280,580	0	5,280,580	0	5,280,580	7.5
J. Darrel Barros	0	0	0	0	0	—
Terry L. Jones	0	0	0	0	0	—
Duane McKnight	0	0	0	0	0	—
Milford Anthony Thomas	0	0	0	0	0	—

(1)
This percentage is calculated based upon 70,247,701 shares of Common Stock outstanding as of May 5, 2010 as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2010.

(2)	WJM Partners is the general partner of Syncom IV and therefore has sole power to direct the voting and disposition of the shares held by Syncom IV.
(3)	Mr. Wilkins has a controlling interest in SCI and therefore has sole power to direct the voting and disposition of the shares held by SCI.

(c) In connection with the Issuer’s acquisition of Holdings, Syncom IV received 4,030,855 shares of Common Stock in exchange for the Issuer’s purchase of Syncom-Iridium, which held Series A units of Holdings on behalf of Syncom IV.  Also in connection with the Issuer’s acquisition of Holdings, SCI received  5,280,580 shares of Common Stock in exchange for all Series A units of Holdings previously owned by SCI. None of the Reporting Persons  or the Listed Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6. Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

Syncom IV has entered into a pledge agreement with the Issuer dated as of September 29, 2009 (the “Pledge Agreement”) in connection with the Transaction Agreement. Syncom IV has pledged 300,000 shares of Common Stock under the Pledge Agreement as collateral (the “Collateral”) to secure its indemnification obligations under the Transaction Agreement.  In the absence of a claim, the Collateral will be released on September 30, 2011. Under the Pledge Agreement, Syncom IV covenanted not to sell or otherwise dispose of the Collateral. Unless an Indemnification Event, as defined in the Pledge Agreement, shall have occurred and be continuing, Syncom IV shall maintain the voting rights with respect to the Collateral.  Syncom IV and SCI have also entered into a registration rights agreement with the Issuer dated as of September 29, 2009 (the “Registration Rights Agreement”) with respect to the Syncom Shares. Pursuant to the Registration Rights Agreement, Syncom IV and SCI has each agreed to a one-year “lock-up” with respect to the Syncom IV Shares and the SCI Shares, respectively, except for underwritten secondary offerings approved by the Issuer’s board of directors any time after six months from the closing of the Acquisition and except for transfers made with the prior written consent of the Issuer.

The description of each of the Pledge Agreement and the Registration Rights Agreement is qualified in its entirety by reference to such agreement, a copy of which is incorporated by reference as an exhibit to this Schedule 13D/A.

Terry L. Jones, a co-managing member of the general partner of Syncom IV (WJM Partners) and a director of SCI, is a director of the Issuer.  J. Darrel Barros, the president of SCI, is also a director of the Issuer.  As partial compensation for their service on the board of directors of the Issuer, on January 6, 2010 each of Messrs. Barros and Jones were granted a restricted stock unit for 11,553.3 shares of Common Stock.  Subject to their continued service on the board, the shares underlying the restricted stock unit award vest in four equal quarterly installments on the last day of each calendar quarter during 2010.

Mr. Wilkins is a co-managing member of the general partner of Syncom IV (WJM Partners) and a director of SCI.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D/A, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

A. Joint filing agreement by and among the Reporting Persons.

B. Transaction Agreement dated September 22, 2008, incorporated herein by reference to Exhibit 1.01 of the Issuer’s Current Report on Form 8-K (File No. 001-33963), filed with the SEC on September 28, 2008.

C. Amendment to Transaction Agreement dated April 28, 2009, incorporated herein by reference to Exhibit 1.01 of the Issuer’s Current Report on Form 8-K (File No. 001-33963), filed with the SEC on April 28, 2009.

D. Form of Pledge Agreement, incorporated by reference to Annex C of the Issuer’s Proxy Statement (File No. 001-33963), filed with the SEC on August 28, 2009.

E. Form of Registration Rights Agreement, incorporated by reference to Annex D of the Issuer’s Schedule 14A Proxy Statement (File No. 001-33963), filed with the SEC on August 28, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 21, 2010

HERBERT WILKINS, SR.

/s/ Herbert Wilkins, Sr.
Herbert Wilkins, Sr.

WJM PARTNERS IV, LLC

By:	/s/ Terry L. Jones
Name: Terry L. Jones Title: Managing Member

SYNDICATED COMMUNICATIONS VENTURE PARTNERS IV, L.P.

By:	WJM Partners IV, LLC, its General Partner

By:	/s/ Terry L. Jones
Name: Terry L. Jones
Title: Managing Member

SYNDICATED COMMUNICATIONS, INC.

By:	/s/ J. Darrel Barros
Name: J. Darrel Barros
Title: President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Managing Members of the General Partner of Syndicated Communications Venture Partners IV, L.P.

Terry L. Jones
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Duane McKnight
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Milford Anthony Thomas
c/o Syndicated Communications Venture Partners IV, L.P.
8515 Georgia Avenue
Suite 725
Silver Spring, MD 20910
Principal Occupation: Managing Member of WJM Partners IV, LLC and Syncom Partners V, LLC and a Member of Syncom Venture Management Company, LLC
Citizenship: USA

Herbert Wilkins, Sr.
c/o Syndicated Communications, Inc.
10420 Little Patuxent Parkway
Suite 495
Columbia, MD 21044
Principal Occupation: Managing Member of WJM Partners IV, LLC
Citizenship: USA

Executive Officer of Syndicated Communications, Inc.
J. Darrel Barros
c/o Syndicated Communications, Inc.
10420 Little Patuxent Parkway
Suite 495
Columbia, MD 21044
Principal Occupation: President of Syndicated Communications, Inc.
Citizenship: USA

Directors of Syndicated Communications, Inc.
Terry L. Jones
See above

Duane McKnight
See above

Herbert Wilkins, Sr.
See above

EXHIBIT A.

JOINT FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is, and all subsequent amendments thereto shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Dated May 21, 2010

HERBERT WILKINS, SR.

/s/ Herbert Wilkins, Sr.
Herbert Wilkins, Sr.

WJM PARTNERS IV, LLC

By:	/s/ Terry L. Jones
Name: Terry L. Jones Title: Managing Member

SYNDICATED COMMUNICATIONS VENTURE PARTNERS IV, L.P.

By:	WJM Partners IV, LLC, its General Partner

By:	/s/ Terry L. Jones
Name: Terry L. Jones
Title: Managing Member

SYNDICATED COMMUNICATIONS, INC.

By:	/s/ J. Darrel Barros
Name: J. Darrel Barros
Title: President